SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated August 23, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: August 25, 2016

Exhibit 99.1

China Distance Education Holdings Limited Reports Third Quarter Fiscal 2016 Financial Results

- Net Revenue Up 7.0% Year-Over-Year to $30.8 Million, Exceeding Guidance-

- Net Income Up 41.2% Year-Over-Year to $7.4 Million -

- Completion of Acquisition of an 80% Equity Interest in Xiamen NetinNet-

- Successful Listing of Zhengbao Yucai on China’s New Third Board-

BEIJING —August 23, 2016 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the third quarter fiscal year 2016 ended June 30, 2016.

Third Quarter Fiscal 2016 Financial and Operational Highlights

•	Total course enrollments reached 956,000, an increase of 12.5% from the third quarter of fiscal 2015.

•	Cash receipts from online course registration were $24.3 million, a 15.2% decrease from the third quarter of fiscal 2015. Excluding the impact of the depreciation of the Renminbi against the U.S. Dollar, cash receipts from online course registration decreased by 10.8% year-over-year.

•	Net revenue increased by 7.0% to $30.8 million from $28.8 million in the prior year period, exceeding the Company’s guidance range of $27.3 million to $28.8 million. Xiamen NetinNet, which was acquired in the third quarter fiscal 2016, contributed net revenue of $1.1 million in the third quarter.

•	Gross profit increased by 1.0% to $17.6 million from $17.4 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 1.0% to $17.6 million from $17.4 million in the prior year period.

•	Gross margin was 57.1%, compared with 60.5% in the prior year period. Non-GAAP[1] gross margin was 57.2%, compared with 60.6% in the prior year period.

•	Operating income increased by 1.4% to $6.0 million from $5.9 million in the prior year period.

•	Non-GAAP[1] operating income increased by 1.6% to $6.5 million from $6.4 million in the prior year period.

•	Net income increased by 41.2% to $7.4 million from $5.2 million in the prior year period.

•	Non-GAAP[1] net income increased by 38.0% to $7.9 million from $5.7 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.219 and $0.218, respectively, compared with basic and diluted net income per ADS of $0.146 for the third quarter of fiscal 2015. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.234 and $0.233, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.161 and $0.160, respectively, for the third quarter of fiscal 2015.

•	Operating cash inflow decreased by 34.7% to $8.8 million from $13.5 million in the third quarter of fiscal 2015.

•	Completion of acquisition of an 80% equity interest in Xiamen NetinNet Software Co., Ltd. (“Xiamen NetinNet”) for a total consideration of RMB212.0 million ($32.5 million) in May 2016.

•	Successful listing of majority-owned subsidiary, Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”), on China’s New Third Board in June 2016.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We are pleased to report third quarter net revenue of $30.8 million, a 7.0% year-over-year increase, exceeding our guidance, as well as net income of $7.4 million, a 41.2% year-over-year increase compared with the third quarter of fiscal 2015. The primary drivers of our third quarter revenue growth include contributions from our accounting vertical, books and reference materials, together with our recently acquired Xiamen NetinNet business, which performed better than our expectations during the quarter. We look forward to the valuable contributions from Xiamen NetinNet in the upcoming quarters.”

Mr. Zhu added, “While third quarter cash receipts from online course registration decreased by 15.2% year-over-year, we still achieved growth in cash receipts from online course registration for the first three quarters of fiscal year 2016 of 2.2% year-over-year, primarily attributable to more rapid growth of our accounting vertical during the first half of fiscal year 2016, partially offset by the continued weak demand in our engineering and construction (E&C) vertical and the impact of a later start to the enrollment season for our National Pharmacist Qualification Examination test preparation courses compared with the year-ago period as previously disclosed. Of note, since the mid-July 2016 release of the licensed pharmacist exam policy, we are pleased to see a significant rebound in the cash receipts from the related courses.”

He concluded, “In the third quarter, we continued to execute on our strategic growth initiatives, including K-12 teacher continuing education, our Open Learning Platform, mobile related products, Big Data solutions, and our College Cooperation Program. In addition, we were especially pleased to complete the listing of our Zhengbao Yucai subsidiary on China’s New Third Board, the over-the-counter stock exchange, in June 2016. We anticipate the listing of Zhengbao Yucai on the New Third Board will further enhance our brand awareness within the China market, and enable us to raise capital from the Chinese capital markets to fund future growth.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “Our third quarter results reflect solid operating execution coupled with diligent cost control. Of note, excluding the operating results of Xiamen NetinNet, our third quarter non-GAAP operating margin was 23.3%, up 110 basis points year-over-year, demonstrating our focus on the profitability of our business. As we head into our fourth quarter of fiscal 2016 (September), we will continue to balance investments in growth initiatives while maintaining a keen focus on profitability.”

Third Quarter Fiscal 2016 Financial Results

Net Revenue. Total net revenue increased by 7.0% to $30.8 million in the third quarter of fiscal 2016 from $28.8 million in the third quarter of fiscal 2015. Net revenue from online education services, books and reference materials, and other sources contributed 82.1%, 6.3% and 11.6%, respectively, of total net revenues for the third quarter of fiscal 2016.

Online education services. Net revenue from online education services was $25.3 million in the third quarter of fiscal 2016, a 3.8% increase from $24.4 million in the third quarter of fiscal 2015, mainly due to revenue growth in our accounting vertical. This increase was partially offset by decreased revenue in healthcare and E&C verticals.

Books and reference materials. Net revenue from books and reference materials increased by 8.1% to $1.9 million in the third quarter of fiscal 2016 from $1.8 million in the third quarter of fiscal 2015.

Others. Net revenue from other sources increased by 35.2% to $3.6 million in the third quarter of fiscal 2016 from $2.6 million in the third quarter of fiscal 2015, mainly due to our recently acquired Xiamen NetinNet business, which contributed third quarter fiscal 2016 revenue of $1.1 million.

Cost of Sales. Cost of sales increased by 16.1% to $13.2 million in the third quarter of fiscal 2016 from $11.4 million in the third quarter of fiscal 2015. Non-GAAP1 cost of sales increased by 16.1% to $13.2 million in the third quarter of fiscal 2016 from $11.4 million in the third quarter of fiscal 2015. The increase was mainly due to increased salaries and related expenses, lecture fees, cost of books and reference materials, as well as expenses associated with our Xiamen NetinNet business.

Gross Profit. Gross profit increased by 1.0% to $17.6 million in the third quarter of fiscal 2016 from $17.4 million in the prior year period. Non-GAAP1 gross profit increased by 1.0% to $17.6 million in the third quarter of fiscal 2016 from $17.4 million in the prior year period. Gross margin was 57.1% in the third quarter of fiscal 2016, compared with 60.5% in the third quarter of fiscal 2015. Non-GAAP1 gross margin was 57.2% in the third quarter of fiscal 2016, compared with 60.6% in the third quarter of fiscal 2015.

Operating Expenses. Total operating expenses increased by 2.0% to $11.8 million in the third quarter of fiscal 2016, from $11.5 million in the prior year period. Non-GAAP1 total operating expenses increased by 2.0% to $11.3 million in the third quarter of fiscal 2016, from $11.1 million in the prior year period.

Selling expenses. Selling expenses decreased by 7.0% to $7.7 million in the third quarter of fiscal 2016 from $8.3 million in the prior year period. Non-GAAP1 selling expenses decreased by 7.1% to $7.7 million in the third quarter of fiscal 2016 from $8.2 million in the prior year period. The decrease was primarily driven by decreased commissions for the Company’s online distributors. This decrease was partially offset by increased salaries and related expenses, together with expenses associated with our Xiamen NetinNet business.

General and administrative expenses. General and administrative expenses increased by 25.0% to $4.1 million in the third quarter of fiscal 2016 from $3.3 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 28.5% to $3.6 million in the third quarter of fiscal 2016 from $2.8 million in the prior year period. The increase was mainly due to increased salaries and related expenses, a decrease in reversal of doubtful debts, due to collection, compared to the prior-year period, as well as expenses associated with our Xiamen NetinNet business.

Income Tax Expense. Income tax expense increased by 32.8% to $1.8 million in the third quarter of fiscal 2016 from $1.3 million in the prior year period, primarily due to an increase in taxable income.

Net Income. As a result of the foregoing, net income increased by 41.2% to $7.4 million in the third quarter of fiscal 2016 from $5.2 million in the prior year period. Non-GAAP1 net income increased by 38.0% to $7.9 million in the third quarter of fiscal 2016 from $5.7 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 34.7% to $8.8 million in the third quarter of fiscal 2016 from $13.5 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the third quarter of fiscal 2016. The decrease in accounts receivable, inventories, prepayment and other current assets also contributed to the operating cash inflow. This operating cash inflow was partially offset by the decrease in accrued expenses and other liabilities, and deferred revenue.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of June 30, 2016 decreased by 34.0% to $71.9 million from $109.0 million as of March 31, 2016, mainly due to the repurchase of ADSs on the open market of $14.4 million, the payment of the acquisition balance for Xiamen NetinNet of $27.6 million, a long-term investment of $0.7 million, and the capital expenditure of $0.8 million. This decrease was partially offset by cash flow generated from operating activities in the third quarter of $8.8 million.

First Nine Months of Fiscal 2016 Financial Results

Net Revenue. Total net revenue increased by 9.2% to $79.3 million in the first nine months of fiscal 2016 from $72.6 million in the first nine months of fiscal 2015. Net revenue from online education services, books and reference materials, and other sources contributed 80.0%, 6.7% and 13.3%, respectively, of total net revenues for the first nine months of fiscal 2016.

Online education services. Net revenue from online education services was $63.5 million in the first nine months of fiscal 2016, an 8.2% increase from $58.6 million in the first nine months of fiscal 2015.

Books and reference materials. Net revenue from books and reference materials increased by 1.9% to $5.3 million in the first nine months of fiscal 2016 from $5.2 million in the first nine months of fiscal 2015.

Others. Net revenue from other sources increased by 20.4% to $10.5 million in the first nine months of fiscal 2016 from $8.7 million in the first nine months of fiscal 2015.

Cost of Sales. Cost of sales increased by 8.9% to $35.2 million in the first nine months of fiscal 2016 from $32.4 million in the first nine months of fiscal 2015. Non-GAAP1 cost of sales increased by 8.9% to $35.1 million in the first nine months of fiscal 2016 from $32.3 million in the first nine months of fiscal 2015.

Gross Profit. Gross profit increased by 9.5% to $44.1 million in the first nine months of fiscal 2016 from $40.2 million in the prior year period. Non-GAAP1 gross profit increased by 9.6% to $44.2 million in the first nine months of fiscal 2016 from $40.3 million in the prior year period. Gross margin was 55.6% in the first nine months of fiscal 2016, compared with 55.4% in the first nine months of fiscal 2015. Non-GAAP1 gross margin was 55.7% in the first nine months of fiscal 2016, compared with 55.6% in the first nine months of fiscal 2015.

Operating Expenses. Total operating expenses increased by 4.9% to $30.3 million in the first nine months of fiscal 2016, from $28.9 million in the prior year period. Non-GAAP1 total operating expenses increased by 4.3% to $28.9 million in the first nine months of fiscal 2016, from $27.7 million in the prior year period.

Selling expenses. Selling expenses decreased by 7.6% to $18.3 million in the first nine months of fiscal 2016 from $19.9 million in the prior year period. Non-GAAP1 selling expenses decreased by 7.7% to $18.3 million in the first nine months of fiscal 2016 from $19.8 million in the prior year period.

General and administrative expenses. General and administrative expenses increased by 32.5% to $11.9 million in the first nine months of fiscal 2016 from $9.0 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 34.5% to $10.6 million in the first nine months of fiscal 2016 from $7.9 million in the prior year period.

Income Tax Expense. Income tax expense increased by 23.9% to $3.5 million in the first nine months of fiscal 2016 from $2.8 million in the prior year period.

Net Income. As a result of the foregoing, net income increased by 27.2% to $14.1 million in the first nine months of fiscal 2016 from $11.1 million in the prior year period. Non-GAAP1 net income increased by 26.3% to $15.6 million in the first nine months of fiscal 2016 from $12.3 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 0.8% to $33.1 million in the first nine months of fiscal 2016 from $33.4 million in the prior year period.

Outlook

For the fourth quarter of fiscal 2016, the Company expects to generate total net revenues in the range of $35.6 million to $37.4 million, representing a year-over-year increase of approximately 0% to 5%.

For fiscal year 2016, the Company expects to generate total net revenues in the range of $114.8 million to $116.6 million, representing year-over-year growth of approximately 6.2% to 7.8%. The Company’s prior fiscal 2016 full year total net revenues guidance range was $108.2 million to $113.6 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time the following morning on Wednesday, August 24, 2016 (8:00 p.m. Beijing Time on August 24, 2016) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-5194-004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available approximately two hours after the call until August 31, 2016 by dialing:

US Toll Free: +1-855-4525-696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 55990744

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. The Company also offers third-party developed online courses through its Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2016 and fiscal year 2016 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of CDEL’s investment in strategic growth initiatives, and listing of Zhengbao Yucai on China’s New Third Board, the anticipated contributions from Xiamen NetinNet, and the implementation of expense control initiatives and its intended effect on the Company’s profitability) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of the Company’s courses and other products and services; future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; plans to expand and enhance courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited	The Piacente Group | Investor Relations
Investor Relations Department Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2015	June 30, 2016
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	117,899	54,299
Term deposits	4,720	—
Restricted cash	16,312	15,600
Accounts receivable, net of allowance for doubtful accounts of US$680 and US$158 as of June 30, 2016 and September 30, 2015, respectively	2,800	4,373
Inventories	871	1,385
Prepayment and other current assets	4,853	6,082
Short term investments	—	2,018
Amount due from a related party	103	—
Deferred tax assets, current portion	1,508	1,611
Deferred cost	1,163	1,145

Total current assets	150,229	86,513
Non-current assets:
Property, plant and equipment, net	12,916	13,892
Goodwill	7,429	29,492
Long term investments	—	2,539
Other intangible assets, net	1,078	12,138
Deposit for purchase of non-current assets	93	95
Other non-current assets	2,375	2,645

Total non-current assets	23,891	60,801

Total assets	174,120	147,314

Liabilities and equity:
Current liabilities:
Bank borrowing	16,467	15,602
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$24,132 and US$24,129 as of June 30, 2016 and September 30, 2015, respectively)	25,993	27,901
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,632 and US$3,474 as of June 30, 2016 and September 30, 2015, respectively)	4,453	3,959
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$46,254 and US$29,540 as of June 30, 2016 and September 30, 2015, respectively)	29,563	46,531
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,083 and US$5,245 as of June 30, 2016 and September 30, 2015, respectively)	5,245	1,083

Total current liabilities	81,721	95,076
Non-current liabilities:
Deferred tax liabilities, non-current portion	1,590	3,610

Total non-current liabilities	1,590	3,610

Total liabilities	83,311	98,686

Equity:
Ordinary shares (par value of US$0.0001 per share at June 30, 2016 and September 30, 2015, respectively; Authorized –500,000,000 shares at June 30, 2016 and September 30, 2015, respectively; Issued and outstanding –133,290,613 and 142,406,933 shares at June 30, 2016 and September 30, 2015, respectively)	14	13
Additional paid-in capital	55,598	15,697
Accumulated other comprehensive income	2,735	(2,986)
Retained Earnings	32,462	24,404

Total China Distance Education Holdings Limited shareholder’s equity	90,809	37,128
Noncontrolling interest	—	11,500

Total equity	90,809	48,628

Total liabilities and equity	174,120	147,314

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2015	2016
Sales, net of business tax, value-added tax and related surcharges:

Online education services	24,353	25,279

Books and reference materials	1,796	1,942

Others	2,643	3,573

Total net revenues	28,792	30,794

Cost of sales
Cost of services	(10,415)	(11,548)
Cost of tangible goods sold	(972)	(1,670)

Total cost of sales	(11,387)	(13,218)

Gross profit	17,405	17,576

Operating expenses
Selling expenses	(8,253)	(7,674)
General and administrative expenses	(3,265)	(4,080)

Total operating expenses	(11,518)	(11,754)
Other operating income	13	163

Operating income	5,900	5,985

Interest income	810	370
Interest expense	(121)	(136)
Exchange gain	—	2,778

Income before income taxes	6,589	8,997
Less: Income tax expense	(1,340)	(1,779)

Net income	5,249	7,218
Net income attributable to noncontrolling interest	—	196

Net income attributable to China Distance Education Holdings Limited	5,249	7,414

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.037	0.055
Diluted	0.037	0.055

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.146	0.219
Diluted	0.146	0.218

Weighted average shares used in calculating net income per share:
Basic	142,755,463	135,084,505
Diluted	143,807,344	135,942,921

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Nine Months Ended June 30,
	2015	2016
Sales, net of business tax, value-added tax and related surcharges:

Online education services	58,642	63,468

Books and reference materials	5,211	5,312

Others	8,745	10,528

Total net revenues	72,598	79,308

Cost of sales
Cost of services	(29,557)	(31,960)
Cost of tangible goods sold	(2,816)	(3,288)

Total cost of sales	(32,373)	(35,248)

Gross profit	40,225	44,060

Operating expenses
Selling expenses	(19,850)	(18,342)
General and administrative expenses	(9,011)	(11,937)

Total operating expenses	(28,861)	(30,279)
Other operating income	210	361

Operating income	11,574	14,142

Interest income	2,417	1,764
Interest expense	(316)	(436)
Exchange gain	205	2,219

Income before income taxes	13,880	17,689
Less: Income tax expense	(2,822)	(3,497)

Net income	11,058	14,192
Net income attributable to noncontrolling interest	—	(127)

Net income attributable to China Distance Education Holdings Limited	11,058	14,065

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.077	0.101
Diluted	0.076	0.101

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.309	0.406
Diluted	0.305	0.403

Weighted average shares used in calculating net income per share:
Basic	142,725,128	138,127,626
Diluted	144,883,392	139,748,542

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2015	2016
	(Unaudited)	(Unaudited)
Cost of sales	11,387	13,218
Share-based compensation expense in cost of sales	36	40
Non-GAAP cost of sales	11,351	13,178

Selling expenses	8,253	7,674
Share-based compensation expense in selling expenses	18	21
Non-GAAP selling expenses	8,235	7,653

General and administrative expenses	3,265	4,080
Share-based compensation expense in general and administrative expenses	433	440
Non-GAAP general and administrative expenses	2,832	3,640

Gross profit	17,405	17,576
Share-based compensation expenses	36	40
Non-GAAP gross profit	17,441	17,616

Gross profit margin	60.5%	57.1%
Non-GAAP gross profit margin	60.6%	57.2%

Operating income	5,900	5,985
Share-based compensation expenses	487	501
Non-GAAP operating income	6,387	6,486

Operating margin	20.5%	19.4%
Non-GAAP operating margin	22.2%	21.1%

Net income	5,249	7,414
Share-based compensation expense	487	501
Non-GAAP net income	5,736	7,915

Net income margin	18.2%	24.1%
Non-GAAP net income margin	19.9%	25.7%

Net income per share—basic	0.037	0.055
Net income per share—diluted	0.037	0.055
Non-GAAP net income per share—basic	0.040	0.059
Non-GAAP net income per share—diluted	0.040	0.058

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.146	0.219
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.146	0.218
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.161	0.234
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.160	0.233

Weighted average shares used in calculating basic net income per share	142,755,463	135,084,505
Weighted average shares used in calculating diluted net income per share	143,807,344	135,942,921
Weighted average shares used in calculating basic non-GAAP net income per share	142,755,463	135,084,505
Weighted average shares used in calculating diluted non-GAAP net income per share	143,807,344	135,942,921

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Nine Months Ended June 30,
	2015	2016
	(Unaudited)	(Unaudited)
Cost of sales	32,373	35,248
Share-based compensation expense in cost of sales	104	122
Non-GAAP cost of sales	32,269	35,126

Selling expenses	19,850	18,342
Share-based compensation expense in selling expenses	53	63
Non-GAAP selling expenses	19,797	18,279

General and administrative expenses	9,011	11,937
Share-based compensation expense in general and administrative expenses	1,123	1,328
Non-GAAP general and administrative expenses	7,888	10,609

Gross profit	40,225	44,060
Share-based compensation expenses	104	122
Non-GAAP gross profit	40,329	44,182

Gross profit margin	55.4%	55.6%
Non-GAAP gross profit margin	55.6%	55.7%

Operating income	11,574	14,142
Share-based compensation expenses	1,280	1,513
Non-GAAP operating income	12,854	15,655

Operating margin	15.9%	17.8%
Non-GAAP operating margin	17.7%	19.7%

Net income	11,058	14,065
Share-based compensation expense	1,280	1,513
Non-GAAP net income	12,338	15,578

Net income margin	15.2%	17.7%
Non-GAAP net income margin	17.0%	19.6%

Net income per share—basic	0.077	0.101
Net income per share—diluted	0.076	0.101
Non-GAAP net income per share—basic	0.086	0.113
Non-GAAP net income per share—diluted	0.085	0.111

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.309	0.406
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.305	0.403
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.346	0.451
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.341	0.446

Weighted average shares used in calculating basic net income per share	142,725,128	138,127,626
Weighted average shares used in calculating diluted net income per share	144,883,392	139,748,542
Weighted average shares used in calculating basic non-GAAP net income per share	142,725,128	138,127,626
Weighted average shares used in calculating diluted non-GAAP net income per share	144,883,392	139,748,542

Note 1: Each ADS represents four ordinary shares